Exhibit 77D

The Royce Fund

        On February 13, 2007, The Board of Trustees of The Royce Fund voted to:

1.

amend Royce Heritage Fund's non-fundamental investment policies, effective May 1, 2007, to require that at least 75% of the Fund's investments in equity securities be issued by mid-, small- and micro-cap companies with market capitalizations of less than $5 billion;

2.

eliminate, subject to shareholder approval, the fundamental investment restriction of Royce Heritage Fund, Royce Micro-Cap Fund and Royce Financial Services Fund limiting each Fund's investment in the securities of foreign issuers to no more than 10% of each Fund's respective total assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for each Fund limiting each Fund's investments in foreign securities to no more than 25% of its net assets;

3.

eliminate, subject to shareholder approval, the fundamental investment restriction of Royce Heritage Fund and Royce Micro-Cap Fund prohibiting investment in restricted securities, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for each Fund limiting each Fund's investment in restricted securities to no more than 15% of its net assets; and

4.

eliminate, subject to shareholder approval, the fundamental investment restriction prohibiting Royce Heritage Fund's and Royce Micro-Cap Fund's investment in securities issued by other investment companies.